UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)

Under the Securities Exchange Act of 1934

SEMLER SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81684M 104

(CUSIP Number)

Marianne C. Sarrazin, Esq.

Goodwin Procter LLP

3 Embarcadero Center

San Francisco, CA 94111

Telephone: (415) 733-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 19, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 81684M 104	Page 2 of 7

SCHEDULE 13D

CUSIP No. 81684M 104
1. NAMES OF REPORTING PERSONS
WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A/ DTD 10/23/2006
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 641,991 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 641,991 shares
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,991 shares
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.38%*
14. TYPE OF REPORTING PERSON* OO

* Based upon an aggregate of 6,844,512 shares of the Issuer’s (as defined below) common stock outstanding as of March 16,2023 as reported in the Issuer’s Form 10-K Annual Report filed on March 23, 2023 (the “Annual Report”).

CUSIP No. 81684M 104	Page 3 of 7

CUSIP No. 81684M 104
1. NAMES OF REPORTING PERSONS
WILLIAM H.C. CHANG
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 883,499 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 883,499 shares
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,499 shares
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.91%*
14. TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 6,844,512 shares of the Issuer’s (as defined below) common stock outstanding as of March 16, 2023 as reported in the Annual Report.

CUSIP No. 81684M 104	Page 4 of 7

SCHEDULE 13D

CUSIP No. 81684M 104
1. NAMES OF REPORTING PERSONS
DIANA SHON CHANG
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 883,499 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 883,499 shares
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,499 shares
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.91%*
14. TYPE OF REPORTING PERSON* IN

* Based upon an aggregate of 6,844,512 shares of the Issuer’s (as defined below) common stock outstanding as of March 16, 2023 as reported in the Annual Report.

CUSIP No. 81684M 104	Page 5 of 7

SCHEDULE 13D

CUSIP No. 81684M 104
1. NAMES OF REPORTING PERSONS
CHANG 2020 DELAWARE LP
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS AF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 shares
8. SHARED VOTING POWER 241,508 shares
9. SOLE DISPOSITIVE POWER 0 shares
10. SHARED DISPOSITIVE POWER 241,508 shares
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,508 shares
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.53%*
14. TYPE OF REPORTING PERSON* PN

* Based upon an aggregate of 6,844,512 shares of the Issuer’s (as defined below) common stock outstanding as of March 16, 2023 as reported in the Annual Report.

CUSIP No. 81684M 104	Page 6 of 7

Item 4. Purpose of Transaction.

Item 4. is hereby amended to add the following:

On April 19, 2023, Mr. Chang, along with another investor (Mr. Eric Semler), together the “Investors”, entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer, pursuant to which Mr. Chang was appointed to serve as a Class I director of the board of directors of the Issuer (the “Board”), effective as of April 19, 2023, with a term expiring at the Issuer’s 2025 annual meeting of stockholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. In connection with his appointment to the Board, and as contemplated by the Cooperation Agreement, Mr. Chang was also appointed to the Board’s Nominating Committee.

Pursuant to the terms of the Cooperation Agreement, the Investors, including Mr. Chang, agreed to certain voting commitments for the duration of a standstill period, which is defined as the period commencing on the date of the Cooperation Agreement and ending upon the date that is the earlier of (i) 30 days prior to the deadline under the Issuer’s bylaws for the nomination of director candidates for election to its board of directors for the 2024 annual meeting of stockholders and (ii) 90 days prior to the first anniversary of the 2023 annual meeting of stockholders. The Investors, including Mr. Chang, also agreed to appear in person or by proxy at each meeting of the Issuer’s stockholders and to vote all of their shares of the Issuer’s common stock in accordance with the board of directors’ recommendation with (a) respect to the election, removal and/or replacement of directors, (b) the ratification of the appointment of the Issuer’s independent registered public accounting firm and (c) any other proposal that is submitted to the Issuer’s stockholders for their vote. The Investors also have certain customary replacement rights during the standstill period in the event that either of the Investors resigns from the Board or is unable to continue to serve on the Board. In such case, the respective Investor shall have the right to designate a replacement director who is “independent” pursuant to the listing standards of the Nasdaq and the applicable rules and regulations of the SEC, subject to the approval of the Board, which shall not be unreasonably withheld. These replacement rights are subject to each of the respective Investors beneficially owning in the aggregate at least 5% of the Issuer's then-outstanding shares of Common Stock, as defined in the Cooperation Agreement. The foregoing description of the Cooperation Agreement is not purported to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is filed as Exhibit B and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 19, 2023, Mr. Chang entered into the Cooperation Agreement, as defined and described in Item 4 above. The Cooperation Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit A	Joint Filing Agreement

Exhibit B	Cooperation Agreement, dated April 19, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2023).

CUSIP No. 81684M 104	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2023

/s/ William H.C. Chang
William H.C. Chang

/s/ Diana Shon Chang
Diana Shon Chang

WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A DTD 10/23/2006

/s/ William H.C. Chang
William H.C. Chang, co-Trustee

/s/ Diana Shon Chang
Diana Shon Chang, co-Trustee

CHANG 2020 DELAWARE LP, A PARTNERSHIP

By: CHANG 2020 GP LLC, its General Partner

By:	/s/ William H.C. Chang
William H.C. Chang, Managing Member

By:	/s/ Diana Shon Chang
Diana Shon Chang, Managing Member

EXHIBIT A

We, the undersigned, hereby express our agreement that the attached Schedule 13D, Amendment No. 11 is filed on behalf of each of us.

Dated: April 20, 2023

/s/ William H.C. Chang
William H.C. Chang

/s/ Diana Shon Chang
Diana Shon Chang

WILLIAM H.C. & DIANA SHON CHANG TTEE CHANG FAMILY TRUST U/A DTD 10/23/2006

/s/ William H.C. Chang
William H.C. Chang, co-Trustee

/s/ Diana Shon Chang
Diana Shon Chang, co-Trustee

CHANG 2020 DELAWARE LP, A PARTNERSHIP

By: CHANG 2020 GP LLC, its General Partner

By:	/s/ William H.C. Chang
William H.C. Chang, Managing Member

By:	/s/ Diana Shon Chang
Diana Shon Chang, Managing Member